    As filed with the Securities and Exchange Commission on January 2, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                               AMENDMENT NO. 5*

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         DATALOGIX INTERNATIONAL INC.
                               (Name of Issuer)

                              -------------------

                         DATALOGIX INTERNATIONAL INC.
                              ORACLE CORPORATION
                     (Name of Person(s) Filing Statement)


                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                              -------------------

                                   237923107
                     (CUSIP Number of Class of Securities)

                              -------------------

     THOMAS THEODORES                            THOMAS THEODORES
      VICE PRESIDENT,                           VICE PRESIDENT AND
 CORPORATE LEGAL, SECRETARY                          SECRETARY
 AND ACTING GENERAL COUNSEL                DATALOGIX INTERNATIONAL INC.
     ORACLE CORPORATION                       100 SUMMIT LAKE DRIVE
     500 ORACLE PARKWAY                        VALHALLA, NY 10595
REDWOOD CITY, CALIFORNIA 94065
                              -------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                              -------------------

                                  COPIES TO:
                             DONALD M. KELLER, JR.
                               VENTURE LAW GROUP
                          A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                         MENLO PARK, CALIFORNIA 94025
                                (415) 854-4488

                              -------------------

This statement is filed in connection with (check appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.   [_]  A Tender Offer
     d.   [_]  None of the above.
Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [_]

*Constituting the final amendment to Schedule 13E-3

This Rule 13e-3 Transaction Statement on Schedule 13E-3, originally filed with the Securities and Exchange Commission on October 10, 1996, as amended by Amendment Nos. 1-4, with respect to the merger (the "Merger") of Delphi Acquisition Corporation, a Delaware corporation ("Acquisition Sub") and a wholly owned subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), with and into Datalogix International Inc., a New York corporation (the "Company"), pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of September 24, 1996, among Acquisition Sub, Oracle and the Company (as amended as of October 8, 1996, the "Merger Agreement"), a copy of which is attached to this Schedule 13E-3 hereto as Exhibit (c)(1), is hereby amended and supplemented as set forth in this Amendment No. 5.


Item 10.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 10 is hereby amended to add the following information:

On January 1, 1997 (the "Effective Date"), the Merger became effective, the separate corporate existence of Acquisition Sub ceased, and the Company continues as the surviving corporation and wholly owned subsidiary of Oracle. As of the Effective Date, each share of Common Stock, par value $.01 per share, of the Company (together with the associated Preferred Share Purchase Right issued pursuant to the Rights Agreement dated as of August 27, 1996 between the Company and The First National Bank of Boston, as Rights Agent, as amended as of September 24, 1996) (the "Shares") (other than Shares held by Oracle or any subsidiary of Oracle, and Shares held by shareholders exercising appraisal rights pursuant to Sections 623 and 910 of the New York Business Corporation
Law) were converted into the right to receive in cash $8.00 per Share, without interest, upon the terms and conditions set forth in the Merger Agreement.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 1997                        ORACLE CORPORATION



                                       By:  /s/ DAVID J. ROUX
                                            -----------------------------

                                       Name:  David J. Roux
                                       Title: Executive Vice President,
                                              Corporate Development


January 2, 1997                        DATALOGIX INTERNATIONAL INC.


                                       By:  /s/ DAVID J. ROUX
                                            -----------------------------

                                       Name:  David J. Roux
                                       Title: President and
                                              Chief Financial Officer